HSBC

September 2026
Free Writing Prospectus
Registration Statement No.333-277211
September 14, 2026
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in International Equities

PLUS Based on the Level of the EURO STOXX 50® Index due January 5, 2028

Performance Leveraged Upside Securities℠

Principal at Risk Securities

The PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the level of the underlying index has appreciated from the initial level, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the underlying index, subject to the maximum payment at maturity. However, at maturity, if the level of the underlying index has depreciated, the investor will lose 1% for every 1% decline in the level of the underlying index. The PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index. **Investors may lose up to 100% of the stated principal amount of the PLUS. All payments on the PLUS are subject to the credit risk of HSBC.**

INDICATIVE TERMS			
Issuer:	HSBC USA Inc. ("HSBC")		
Maturity date*:	January 5, 2028, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.		
Underlying index:	The EURO STOXX 50® Index (Bloomberg symbol: SX5E)		
Aggregate principal amount:	$		
Payment at maturity:	For each $1,000 stated principal amount security you hold at maturity: • If the final level is greater than the initial level: $1,000 + the leveraged upside payment, subject to the maximum payment at maturity • If the final level is less than the initial level: ($1,000 × the index performance factor) **Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 and will result in a loss of up to 100% of your investment. All payments on the PLUS are subject to the credit risk of HSBC.**		
Leveraged upside payment:	$1,000 x leverage factor x index percent increase		
Leverage factor:	300.00%		
Index percent increase:	(final level – initial level) / initial level		
Initial level:	The official closing level of the underlying index on the pricing date		
Final level:	The official closing level of the underlying index on the valuation date		
Valuation date*:	December 30, 2027, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement		
Index performance factor:	final level / initial level		
Maximum payment at maturity:	At least $1,208.50 per PLUS (at least 120.85% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.		
Principal amount:	$1,000 per PLUS		
Issue price:	$1,000 per PLUS		
Pricing date*:	On or about September 30, 2026		
Trade date*:	On or about September 30, 2026		
Original issue date*:	On or about October 5, 2026 (3 business days after the trade date)		
Estimated initial value:	The estimated initial value of the PLUS is expected to be less than the price you pay to purchase the PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the trade date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the PLUS, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the PLUS in the secondary market, if any."		
CUSIP	40447LJY7		
ISIN:	US40447LJY74		
Listing:	The PLUS will not be listed on any securities exchange.		
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Additional Information About the PLUS - Supplemental plan of distribution (conflicts of interest)."		
Commissions and issue price:	**Price to public**	**Fees and commissions**	**Proceeds to issuer**
Per PLUS	$1,000.00	$17.50(1) $5.00(2)	$977.50
Total			

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $22.50 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $17.50 for each PLUS they sell. See "Additional Information About the PLUS - Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each PLUS.

***The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the PLUS.**

The estimated initial value of the PLUS on the trade date is expected to be between $925.00 and $975.00 per PLUS, which will be less than the price to public. The market value of the PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the PLUS involves certain risks. See "Risk Factors" beginning on page 5 of this free writing prospectus, page S-1 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling (212) 525-8010.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Performance Leveraged Upside Securities

Principal at Risk Securities

The PLUS Based on the Level of the EURO STOXX 50® Index due January 5, 2028 (the "PLUS") can be used:

- As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index, subject to the maximum payment at maturity
- To enhance positive returns and potentially outperform the underlying index in a moderately bullish scenario
- To achieve similar levels of upside exposure to the underlying index as a direct investment in the securities included in the underlying index, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

Maturity:	15 months
Leverage factor:	300.00%
Maximum payment at maturity:	At least $1,208.50 per PLUS (at least 120.85% of the stated principal amount, to be determined on the pricing date)
Coupon:	None

Key Investment Rationale

The PLUS offer 300.00% leveraged upside on the positive performance of the underlying index, subject to a maximum payment at maturity of at least $1,208.50 per PLUS (at least 120.85% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. However, if the level of the underlying index has declined from the initial level as of the valuation date, investors will lose 1% for every 1% decrease in the level of the underlying index. **Investors may lose up to 100% of the stated principal amount of the PLUS.** All payments on the PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the securities included in the underlying index.
Upside Scenario	The level of the underlying index appreciates from the initial level and, at maturity for each PLUS, we will pay the stated principal amount of $1,000 plus 300.00% of the index percent increase, subject to a maximum payment at maturity of at least $1,208.50 per PLUS (at least 120.85% of the stated principal amount).
Par Scenario	The level of the underlying index does not change, and at maturity for each PLUS, we will pay the stated principal amount of $1,000.
Downside Scenario	The level of the underlying index depreciates from the initial level, and, at maturity for each PLUS, we will pay less than the stated principal amount by an amount that is proportionate to the decline.

How the PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS assuming the following terms:

Stated principal amount:	$1,000 per PLUS
Hypothetical Leverage factor:	300.00%
Hypothetical maximum payment at maturity:	At least $1,208.50 per PLUS (at least 120.85% of the stated principal amount). The actual maximum payment at maturity will be at least $1,208.50 per PLUS and will be determined on the trade date.
Minimum payment at maturity:	None. You may lose your entire initial investment in the PLUS

PLUS Payoff Diagram


Payment at Maturity on the PLUS
$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
$1,208.50 Maximum Payment at Maturity
$1,000
Stated Principal Amount
PLUS Zone
The Securities
The Underlying
-100%
-80%
-60%
-40%
-20%
0%
6.95%
20.85%
40%
60%
80%
100%
120%
Percentage Change in the Final Level

How it works

- Upside Scenario: If the level of the underlying index appreciates from the initial level, investors would receive the $1,000 stated principal amount plus 300.00% of the appreciation of the underlying index over the term of the PLUS, subject to a hypothetical maximum payment at maturity of $1,208.50 per PLUS. Under the hypothetical terms of the PLUS, an investor would realize the hypothetical maximum payment at maturity at a final level of 106.95% of the initial level.
  - For example, if the level of the underlying index appreciates 5%, investors would receive a 15.00% return, or $1,150.00 per PLUS.
  - For example, if the level of the underlying index appreciates 50%, investors would receive only the hypothetical maximum payment at maturity of $1,208.50 per PLUS, or 120.85% of the stated principal amount.
- Par Scenario: If the level of the underlying index is equal to the initial level, investors would receive the stated principal amount of $1,000 per PLUS.
- Downside Scenario: If the level of the underlying index is less than the initial level, the payment at maturity would be less than the stated principal amount of $1,000 by an amount that is proportionate to the decrease in the level of the underlying index.
  - For example, if the underlying index depreciates 30%, investors would lose 30% of their principal and receive only $700.00 per PLUS at maturity, or 70% of the stated principal amount.

Investor Suitability

The PLUS may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the underlying index and you believe the level of the underlying index will increase over the term of the PLUS.
- You are willing to invest in the PLUS based on the maximum payment at maturity of at least 120.85% of the stated principal amount (to be determined on the trade date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the trade date.
- You are willing to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying index decreases over the term of the PLUS.
- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the underlying index.
- You do not seek current income from your investment.
- You are willing to hold the PLUS to maturity.
- You do not seek an investment for which there will be an active secondary market.
- You are willing to accept the risk and return profile of the PLUS versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You are comfortable with the creditworthiness of HSBC, as Issuer of the PLUS.

The PLUS may not be suitable for you if:

- You believe the level of the underlying index will decrease, or that it will not increase sufficiently to provide you with your desired return.
- You are unwilling to invest in the PLUS based on the maximum payment at maturity of at least 120.85% of the stated principal amount (to be determined on the trade date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the trade date.
- You are unwilling to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying index decreases over the term of the PLUS.
- You prefer to receive the dividends or other distributions paid on the stocks included in the underlying index.
- You seek current income from your investment.
- You are unable or unwilling to hold the PLUS to maturity.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the PLUS.

Risk Factors

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the PLUS is not equivalent to investing directly in the underlying index. You should understand the risks of investing in the PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the PLUS in light of your particular financial circumstances and the information set forth in this document and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the PLUS described in the following sections:

"—Risks Relating to All Note Issuances" in the prospectus supplement;

"—General Risks Related to Indices" in the Equity Index Underlying Supplement;

"—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

"—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the PLUS

- **PLUS do not pay interest.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest, or guarantee payment of the principal amount at maturity. If the level of the underlying index depreciates from the initial level, you will receive for each PLUS that you hold a payment at maturity that is less than the stated principal amount by an amount proportionate to the decline in the level of the underlying index, subject to the credit risk of HSBC. You may lose up to 100% of the stated principal amount of the PLUS.
- **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of the PLUS is limited by the maximum payment at maturity of at least $1,208.50 per PLUS (at least 120.85% of the stated principal amount). The actual maximum payment at maturity will be determined on the trade date. Although the leverage factor provides 300.00% exposure to any amount by which the final level is greater than the initial level, because the payment at maturity will be limited to 120.85% of the stated principal amount for the PLUS (based on the maximum payment at maturity of $1,208.50), any increase in the final level over the initial level by more than 6.95% of the initial level will not further increase the return on the PLUS.
- **The amount payable on the PLUS is not linked to the level of the underlying index at any time other than the valuation date.** The final level will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the PLUS may be higher than the final level, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

Risks Relating to the Underlying Index

- **Investing in the PLUS is not equivalent to investing in the stocks included in the underlying index.** Investing in the PLUS is not equivalent to investing in the component securities of the underlying index. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in the underlying index.
- **Risks associated with non-U.S. companies.** The level of the SX5E depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the PLUS. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the PLUS.

- **The PLUS will not be adjusted for changes in exchange rates.** Although the equity securities included in the SX5E are traded in currencies other than U.S. dollars, and the PLUS are denominated in U.S. dollars, the amount payable on the PLUS at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the SX5E and therefore the PLUS. The amount we pay in respect of the PLUS on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

General Risk Factors

- **Credit risk of HSBC USA Inc.** The PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the PLUS and could lose your entire investment.
- **The estimated initial value of the PLUS, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the PLUS in the secondary market, if any.** The estimated initial value of the PLUS will be calculated by us on the trade date and is expected to be less than the price to public. The estimated initial value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the PLUS. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market (if any exists) at any time.
- **The price of your PLUS in the secondary market, if any, immediately after the trade date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the PLUS and the costs associated with structuring and hedging our obligations under the PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your PLUS in the secondary market, if any, the price you would receive for your PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the PLUS to maturity. Any sale of the PLUS prior to maturity could result in a loss to you.
- **If HSBC Securities (USA) Inc. were to repurchase your PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the PLUS in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated initial value on the trade date for a temporary period expected to be approximately 8 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the PLUS and other costs in connection with the PLUS that we will no longer expect to incur over the term of the PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the PLUS and any agreement we may have with the distributors of the PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the PLUS based on changes in market conditions and other factors that cannot be predicted.
- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial level and the final level, and will calculate the amount of cash, if any, that you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence

or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of the underlying index. These determinations, which may be subjective, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your PLUS. The calculation agent is under no obligation to consider your interests as a holder of the PLUS in taking any actions, including the determination of the initial level, that might affect the value of your PLUS. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "—Market Disruption Event" in the Equity Index Underlying Supplement.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the underlying index or the securities comprising the underlying index), including trading in the securities comprising the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade those securities and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the trade date could potentially increase the initial level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the PLUS. Additionally, hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.
- **The PLUS are not insured by any governmental agency of the United States or any other jurisdiction.** The PLUS are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amounts due on the PLUS.
- **The market price of the PLUS will be influenced by many unpredictable factors.** Several factors will influence the market price of the PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities included in the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the EURO STOXX 50® Index" below. You may receive less, and possibly significantly less, than the stated principal amount if you try to sell your PLUS prior to maturity.
- **The PLUS will not be listed on any securities exchange and secondary trading may be limited.** The PLUS will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.
- **The U.S. federal income tax consequences of an investment in the PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the EURO STOXX 50® Index

The EURO STOXX 50® Index ("SX5E") is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The index has a fixed number of components and is part of the STOXX blue-chip index family. The index captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the underlying index based on the daily historical official closing level from September 13, 2016 to September 11, 2026. We obtained the official closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical levels of the underlying index should not be taken as an indication of its future performance, and no assurance can be given as to the level of the underlying index on the valuation date.

Historical Performance of the Underlying Index – Daily Official Closing Levels
September 13, 2016 to September 11, 2026


8000
6000
4000
2000
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Additional Information About the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions	
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	40447LJY7
ISIN:	US40447LJY74
Minimum ticketing size:	$1,000 / 1 PLUS
Denominations:	$1,000 per PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each PLUS, and therefore significant aspects of the tax treatment of each PLUS are uncertain as to both the timing and character of any inclusion in income in respect of each PLUS. Under one approach, each PLUS could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each PLUS consistent with this approach. Pursuant to the terms of each PLUS, you agree to treat each PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat each PLUS as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the PLUS for more than one year at such time for U.S. federal income tax purposes. In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement) of a PLUS is required to accrue income in respect of the PLUS prior to the receipt of payments under the PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement) of the PLUS could be subject to U.S. withholding tax in respect of a PLUS. It is unclear whether any regulations or other guidance would apply to the PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the PLUS. We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a “PFIC”) or United States real property holding corporation (a “USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC. A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not

	delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the PLUS is not a "delta-one" instrument, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the PLUS. However, it is possible that the PLUS could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying index or the PLUS, and following such occurrence the PLUS could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlying index or the PLUS should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the PLUS and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS. For a further discussion of U.S. federal income tax consequences related to each PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the PLUS and will receive a fee of $22.50 per $1,000 stated principal amount and will pay to Morgan Stanley Wealth Management a fixed sales commission of $17.50 for each PLUS they sell. Of the amount per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each PLUS. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the PLUS, but is under no obligation to make a market in the PLUS and may discontinue any market-making activities at any time without notice. We expect that delivery of the PLUS will be made against payment for the PLUS on or about the original issue date set forth on the cover page of this document, which is more than one business day following the trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the PLUS more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.
Events of default and acceleration:	If the PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for the underlying index immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Where you can find more information:	This free writing prospectus relates to an offering of the PLUS linked to the underlying index. The purchaser of a PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of

PLUS relates to the underlying index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any security comprising the underlying index or as to the suitability of an investment in the PLUS.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling (212) 525-8010.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and Equity Index Underlying Supplement dated February 21, 2024. If the terms of the PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

The prospectus supplement at:

https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

The prospectus at:

https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

This document provides a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

"Performance Leveraged Upside Securities[SM]" and "PLUS[SM]" are service marks of Morgan Stanley.